FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 6, 2023, announcing that Gilat to Participate in the 35th Annual Roth Conference on March 13, 2023.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 6, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat to Participate in the 35th Annual Roth Conference on
March 13, 2023

Petah Tikva, Israel, March 6, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today management's participation in the 35th Annual Roth Conference, which is taking place at the Ritz Carlton, Laguna Niguel in Dana Point, California.

Gil Benyamini, Chief Financial Officer, will be available for one-on-one meetings with investors at the conference. To schedule a meeting, please contact a Roth representative or send a request to the Gilat investor relations team at gilat@ekgir.com.

About ROTH MKM

ROTH MKM is a relationship-driven investment bank focused on serving growth companies and their investors. Their full-service platform provides capital raising, high impact equity research, macroeconomics, sales and trading, technical insights, derivatives strategies, M&A advisory, and corporate access. Headquartered in Newport Beach, California, ROTH MKM is a privately held, employee-owned organization and maintains offices throughout the U.S. For more information, please visit www.roth.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com